Exhibit 99.2

Nano Dimension Reports Customers’ Vote of Confidence in the Recently Released DragonFly LDM Machines

Boca Raton, Florida, March 10, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, today announced detailed information about customers’ upgrades of older Pro machines into the 24/7 DragonFly LDM machines.

Yoav Stern, President and Chief Executive Officer of Nano Dimension stated: “The previous  Pro machines had certain reliability and MTBF (mean time between failures) issues, and it is highly encouraging that out of the 46 older DragonFly Pro machines, sold during 2018-2019, customers are choosing to upgrade them to the DragonFly LDM. Those are the first ‘commercial 24/7 AME machines’ which were released only in the summer of 2019. 41% of our previous customers have chosen to pay-for-upgrade, and additional 45% are in process. No doubt, this is a tremendously important validation for the evolution of Nano Dimension’s concept for High Performance Electronic Devices fabrication by digital AME machines”.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com